EXHIBIT 99.1

POET Technologies Announces Upsize and Amendments to Previously Announced Offering

TORONTO, May 20, 2025 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Corporation") (TSXV: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, is pleased to announce that, further to its news release dated April 28, 2025, in response to significant interest from a strategic investor and to allow for a more timely execution, it proposes to amend the terms of its previously announced non-brokered public offering to, among other things, increase the offering size to US$30,000,000 and make certain ancillary revisions to the offering structure, which will now be conducted as a non-brokered private placement (as amended, the “Offering”). The Offering Price (as defined herein) remains unchanged and represents a premium to the prevailing market price of the Common Shares on the TSX Venture Exchange (the “Exchange”).

In the revised Offering, the Corporation expects to issue 6,000,000 common shares of the Corporation (the “Common Shares”) and one common share purchase warrant (the “Warrant”) exercisable to acquire up to 6,000,000 Common Shares (the “Warrant Shares”) at a price of C$8.32 per Warrant Share for a period of five years from the date of issue. The combined price of one Common Share and the Warrant (in respect of one Common Share) will be equal to US$5.00 (the “Offering Price”).

The Corporation intends to use the net proceeds of the Offering for working capital and general corporate purposes. No commission or finder's fee will be paid by the Corporation, and no underwriter or sales agent will be engaged by the Corporation in connection with the Offering. The Corporation expects to complete the Offering on or about May 22, 2025.

All Common Shares and Warrants issued under the Offering are expected to be distributed outside of Canada in reliance on OSC Rule 72-503 – Distributions Outside of Canada and, accordingly, all Common Shares, Warrants and Warrant Shares issued under the Offering will not be subject to a Canadian statutory hold period in accordance with applicable Canadian securities laws. The Offering remains subject to the final acceptance of the Exchange.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About POET Technologies Inc.
POET is a design and development company offering high-speed optical engines, light source products and custom optical modules to the artificial intelligence systems market and to hyperscale data centers.  POET's photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems.  POET's Optical Interposer platform also solves device integration challenges across a broad range of communication, computing and sensing applications.  POET is headquartered in Toronto, Canada, with operations in Singapore, Penang, Malaysia and Shenzhen, China. More information about POET is available on our website at www.poet-technologies.com

Media Relations Contact: Adrian Brijbassi adrian.brijbassi@poet-technologies.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include, without limitation, the Corporation’s ability to complete the Offering on the terms announced and within the expected timeline, the Corporation's expectations with respect to its products, the scalability of the POET Optical Interposer and the success of the Corporation's products, the Corporation's use of proceeds for the Offering and the Corporation's ability to obtain the final approval of the Exchange. Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management's expectations regarding the size of the market for its products, the capability of its joint venture to produce products on time and at the expected costs, the performance and availability of certain components, and the success of its customers in achieving market penetration for their products. Actual results could differ materially due to a number of factors, including, without limitation, the attractiveness of the Corporation's product offerings, performance of its technology, the performance of key components, and ability of its customers to sell their products into the market. For further information concerning these and other risks and uncertainties, refer to the Corporation's filings on SEDAR+ at www.sedarplus.ca and on the website of the U.S. Securities and Exchange Commission at www.sec.gov. Although the Corporation believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Corporation's securities should not place undue reliance on forward-looking statements because the Corporation can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Corporation assumes no obligation to update or revise this forward-looking information and statements except as required by applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. 120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075